Epilog Imaging Systems, Inc.



ANNUAL REPORT

Epilog Imaging Systems, Inc.

75 E. Santa Clara Street, Suite 600

San Jose, CA 95003

www.epilog.com

This Annual Report is dated May 25, 2020

Table of Contents

1 BUSINESS

1.1 COMPANY OVERVIEW

Epilog was founded by Michael and Lance Mojaver with the goal of using robotics and computer vision to help human with repetitive tasks. Specifically, our focus is developing AI vision products related to automobiles, self-driving, and the transportation industry. At Epilog we are seeking to bring a human quality AI-based vision system to millions of cars currently on the market. Our products are significantly more compact and cost-efficient than any other solution in navigating objects in large outdoor spaces (like roads, parking lots, etc.)

Epilog was originally founded as Biotronix Corporation in 2010 as a Delaware holding company and later changed its name to Epilog Imaging Systems, Inc. on July 27th, 2015 at which point it began operations.

1.2 PREVIOUS REG CF OFFERING

In 2019, Epilog conducted a crowd fundraising campaign with Seedinvest to raise $1.07M. The funding was needed to help develop and market Sherpa (the self-driving product). The offering was a side-by-side Reg CF and Reg D, with a combined minimum of $600K. The Reg CF minimum of $25K was exceeded but the overall campaign minimum of $600K was not met. We decided to not take the funds as not enough was raised to help develop and market Sherpa.

1.3 COMPETITORS AND INDUSTRY

Epilog has different competitors that span multiple industries. Epilog's business is primarily focused on producing component technologies for OEM offerings and related end-products where larger competitors do not have an offering. The industry landscape includes automobile manufacturers, tech transportation companies, and manufacturers of professional digital cinematography cameras and accessories.

Competing solutions use a patchwork of sensors and AI where a single Epilog device is far more efficient and lower cost. For example, Tesla uses 8 cameras with 5 of them looking forward to navigate traffic where Epilog can utilize only one for the forward vision. We believe more complex competing systems create significant safety holes especially in low light conditions. Self-driving taxis (Waymo, Uber, etc.) add Lidar to overcome the safety issues but at a cost exceeding the price of the vehicle. High quality imaging at night is also possible using Hollywood type cameras, e.g. Red.com, but these lack any AI capability and cost tens to hundreds of thousand dollars.

Epilog disruptive patented AI vision technology can see during the day or night with extremely high-quality at low cost and with minimal complexity. We are collaborating with several car companies with the goal to build the technology into future cars. For short-term application we have developed (Sherpa) an after-market solution for existing cars, as well as devices for traffic management.

1.4 CURRENT STAGE AND ROADMAP

Epilog has completed two pre-production devices leveraging our ground-breaking 8K optics and integrated AI. The two products Ultimax and Sherpa are intended to begin selling in the market in a year time frame.

Ultimax is designed to handle people and equipment queues at transportation hubs through active monitoring and messaging. Ultimax is expected to offer the highest resolution commercial thermal imaging systems in the world. We have early lead customers engaged at major airports, transit stations, and metro areas. Sherpa is a driver assistance system designed for extended traffic jam self- driving scenarios. Sherpa can be added to millions of cars equipped with Lane Keeping Assist Systems (LKAS) technology already on the road today.

Both products have demonstrated Epilog's ability to replace complicated systems of cameras, fiber optics links and servers with a more integrated solution at a fraction of the cost. Our current roadmap (fundraising) will reduce the size of the products (roughly from the current football sized to baseball sized), weather-proof, complete compliance testing and customer trials.

1.5 PREVIOUS OFFERINGS

Prior to our Regulations CF offering we sold 2,306,180 shares of common stock at $.0001 per share.

- Name: Common Stock 2018

  Type of security sold: Equity

  Final amount sold: $230.62

  Number of Securities Sold: 2,306,180

  Use of proceeds: Stock sold here at par value

  Date: October 01, 2018

Between February 27, 2020 and May 25, 2020, we sold 256,643 shares of common stock in exchange for $.75 per share under Regulation Crowdfunding.

- Name: Common Stock 2019

  Type of security sold: Equity

  Final amount sold: $192,483.25

  Number of Securities Sold: 256,643

  Use of proceeds: Product development

  Date: 2/27/20 to 5/25/20

1.6 REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

2.1 OPERATING RESULTS – 2019 COMPARED TO 2018

We focused our Research & Development on software in 2019 which is not capital intensive. We continued to rely on an employee stock compensation program. The circumstances which led to low revenue performance on our financial statements are as follows:

1) We deferred product sales opportunities. Supporting customers would be too resource intensive and interfere with our development program

2) We did not pursuit automotive contract revenue opportunities to avoid strategic OEM misalignment. For example, a contract with Honda might come at the expense of loosing Ford as a customer.

2.2 LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2019, the Company had cash of $30,704. [*The Company intends to raise additional funds through an equity financing.*]

Through 2019 capital resources were based on a few areas including hardware development support, partnerships and shareholder loans. Most of the Epilog hardware development effort was funded by Jabil Optics in 2018. Our primary R&D effort is software and business development activities which are contributed by our team on equity basis. Also being strategically located in Silicon Valley - every top OEM in the world is within driving distance from our offices so travel expense are minimal.

Through 2019 Epilog remained extremely capital efficient and maintained low overhead, major shareholders covered mandatory expenses on an ongoing basis as loans. As we transition to delivering product to customer traditional lines of credit and inventory financing will be secured as needed.

We have conducted a successful (ongoing) crowdfunding campaign that has made cash available for the purpose of initial product deliveries.

2.3 DEBT

Creditor: Pepper & Hamilton LLP

Amount Owed: $139,498.00

Interest Rate: 5.0%

Maturity Date: December 31, 2025

Creditor: Michael Mojaver

Amount Owed: $280,476.00

Interest Rate: 5.0%

Maturity Date: December 31, 2025

3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: President/CEO

Dates of Service: June 28, 2010 —Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of the company. Michael currently takes no salary (cash or equity compensation) from Epilog for his role.

Position: Secretary/Treasurer

Dates of Service: June 28, 2010 —Present

Responsibilities: Responsible for the efficient administration and ensuring compliance with statutory and regulatory requirements. Michael currently takes no salary (cash or equity compensation) for this role.

Position: Director

Dates of Service: January 01, 2015 — Present

Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies. Office or other agencies. calling meetings, including an annual meeting of shareholders. Michael currently takes no salary (cash or equity compensation) for this role.

Name: Lance Mojaver

Lance Mojaver's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: June 01, 2015 —Present

Responsibilities: Responsible for outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs. Lance currently takes $72K per year as salary and no stock compensation.

3.1 PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Mojaver	10,000,000	Common Stock	81.56

3.2 RELATED PARTY TRANSACTIONS

Name of Entity: Michael Mojaver

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During the years ending December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. On December 31, 2018 and 2017, the amount of advances outstanding is $186,375 and $167,575, respectively, and are recorded under 'Advances-related party' on the balance sheets.

Material Terms: These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2018 and 2017 was $94,101 and $92,172, respectively.

Name of Entity: Lance Mojaver

Relationship to Company: Officer

Nature / amount of interest in the transaction: During October 2018, the Company's chief technology officer purchased 1,716,528 common shares.

Material Terms:

 Name of Entity: Nina Mojaver

Relationship to Company: Family member

Nature / amount of interest in the transaction: Nina Mojaver owns 123,062 shares.

Material Terms: Epilog was using office space at a building Nina Mojaver owns in downtown San Diego for several years. The equivalent rent based on the current offering price of 75 cents a share would be approximately $92K.

3.3 OUR SECURITIES

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,426,665 of Common Stock.

3.3.1 Common Stock

The amount of security authorized is 25,000,000 with a total of 12,260,913 outstanding.

3.3.1.1 *Voting Rights*

Each share is entitled to 1 vote.

3.3.1.2 *Material Rights*

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

3.3.2 Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

3.3.2.1 Voting Rights

The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

3.3.2.2 Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are permitted by the Delaware General Corporation Law.

3.3.3 What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

3.3.4 Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

3.3.5 Transferability of securities

For a year, the securities can only be resold:

• In an IPO;

• To the company;

• To an accredited investor; and

• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

3.3.6 RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

4 SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Epilog Imaging Systems, Inc.

Signature M. Ma

Name Michael Mojaver

Title President/CEO

CERTIFICATION

I, Michael Mojaver, Principal Executive Officer of Epilog Imaging Systems, Inc., hereby certify that the financial statements of Epilog Imaging Systems, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

5   EXHIBIT A

FINANCIAL STATEMENTS



EPILOG IMAGING SYSTEMS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

EPILOG IMAGING SYSTEMS, INC.

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Epilog Imaging Systems, Inc.
75 E Santa Clara Street, Suite 600
San Jose, CA 95113

We have reviewed the accompanying financial statements of Epilog Imaging Systems, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 27, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

EPILOG IMAGING SYSTEMS, INC.
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 30,704	$ 528
Inventory	-	-
Total current assets	30,704	528
Intangible assets, net	334,568	323,106
Total assets	$ 365,272	$ 323,634
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 173,902	$ 139,498
Accrued interest - related party	94,101	94,101
Convertible notes	30,000	-
Advances - related party	223,525	186,375
Total current liabilities	521,528	419,974
Total liabilities	521,528	419,974
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 12,260,913 and 10,000,000 shares issued and outstanding at December 31, 2018 and 2017	1,226	1,226
Additional paid-in capital	580,849	580,849
Accumulated deficit	(738,331)	(678,415)
Total stockholders' equity	(156,256)	(96,340)
Total liabilities and stockholders' equity	$ 365,272	$ 323,634

See accountants' review report and accompanying notes to the financial statements.

EPILOG IMAGING SYSTEMS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Revenue	$ 9,990	$ -
Gross profit	9,990	-
Operating expenses		
General and administrative	31,871	22,474
Research and development	8,861	8,819
Depreciation and amortization	22,942	22,941
Travel	6,232	4,910
Total operating expenses	69,906	59,144
Income (loss) from operations	(59,916)	(59,144)
Other income (expense)		
Interest expense	-	(1,929)
Total other income (expense)	-	(1,929)
Net income (loss) before income taxes	(59,916)	(61,073)
Provision for income taxes	-	-
Net income (loss)	$ (59,916)	$ (61,073)

See accountants' review report and accompanying notes to the financial statements.

3

EPILOG IMAGING SYSTEMS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on December 31, 2017	10,000,000	1,000	580,849	(617,342)	(35,493)
Issuance of common stock for cash	2,199,608	220	-		220
Issuance of common stock for services	61,305.00	6	-		6
Net income (loss)				(61,073)	(61,073)
Balance on December 31, 2018	12,260,913	$ 1,226	$ 580,849	$ (678,415)	$ (96,340)
Net income (loss)				(59,916)	(59,916)
Balance on December 31, 2019	12,260,913	$ 1,226	$ 580,849	$ (738,331)	$ (156,256)

See accountants' review report and accompanying notes to the financial statements.

4

EPILOG IMAGING SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (59,916)	$ (61,073)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	22,942	22,941
Stock based compensation	-	6
Changes in operating assets and liabilities:		
Inventory	-	4,584
Accounts payable	34,404	27,683
Accrued interest	-	1,929
Net cash used by operating activities	(2,570)	(3,930)
Cash flows from investing activities		
Patent filings	(34,404)	(15,167)
Net cash used by investing activities	(34,404)	(15,167)
Cash flows from financing activities		
Proceeds from issuance of common stock	-	220
Proceeds from convertible notes	30,000	-
Advances - related party	37,150	18,800
Net cash provided by financing activities	67,150	19,020
Net decrease in cash and cash equivalents	30,176	(77)
Cash and cash equivalents, beginning	528	605
Cash and cash equivalents, ending	$ 30,704	$ 528
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the year ended December 31, 2018, the remaining inventory balance was written off.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018. Assets were fully depreciated at December 31, 2019 and 2018.

Depreciation expense for the years ended December 31, 2019 and 2018 was $0.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Convertible Notes

The Company received $30,000 from an investor in December 2019 for a convertible note as part of a funding campaign. The loan was never finalized and the funds were returned to the investor in January 2020.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $1,453 and $1,000 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $8,861 and $8,819 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $738,331 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Commitments and Contingencies

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred and no work related to the agreement has been performed.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 27, 2020, the date these financial statements were available to be issued and noted the following:

During 2020, the CEO advanced the Company an additional $4,000.

The Company sold a total of 480,000 shares of common stock to 731 investors for total cash proceeds of $360,000.

The Company returned $30,000 to an investor for a convertible note that was not finalized.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $738,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Patents	$ 390,000	$ 390,000
Acquisition costs	28,349	28,349
Other intangible assets	22,000	22,000
Patent filings	192,545	158,141
	632,894	598,490
Accumulated amortization	(298,326)	(275,384)
Intangible assets, net	$ 334,568	$ 323,106

Amortization expense for the years ended December 31, 2019 and 2018, was $22,942 and $22,941, respectively.

Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. At December 31, 2019 and 2018, the amount of advances outstanding is $223,525 and $186,375, respectively, and are recorded under 'Advances – related party' on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2019 and 2018 was $94,101 and $94,101, respectively.

During October 2018, the Company's chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 25,000,000 shares of common stock at $0.0001 par value.

During 2010, the Company issued 10,000,000 founders shares to the CEO at par value.

In October 2018, the Company sold 2,199,608 common shares to a number of investors at par value.

In October 2018, the Company issued 61,305 common shares to an advisor for services at par value.

In 2020, the Company issued a total of 480,000 common shares to 731 investors for total cash proceeds of $360,000.